[Letterhead of Citigroup Inc.]



March 2, 2006

John Stickel
Attorney Advisor
Mail Stop 3561
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Registration Statement on Form S-3 of Citicorp Mortgage Securities Inc., file no. 333-130333 (the "Registration Statement")


Dear Mr. Stickel:

I am a Senior Counsel -- Corporate Law of Citigroup Inc., and an Assistant Vice President and Assistant Secretary of Citicorp Mortgage Securities Inc. ("CMSI"), and in those capacities have represented CMSI in connection with the Registration Statement


Request for acceleration

Pursuant to Rule 461 under the Securities Act of 1933, on behalf of CMSI, I hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 to 9AM on Tuesday, March 7, 2006, or as soon thereafter as may be practicable. In so requesting acceleration, CMSI acknowledges that

 0 should the Securities and Exchange Commission (the "Commission") or the Staff of the Division of Corporation Finance (the "Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, such declaration will not foreclose the Commission from taking any action with respect to the Registration Statement,

 0 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve CMSI from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and

John Stickel
United States Securities and Exchange Commission
March 2, 2006
Page 2


 0 CMSI may not assert Staff comments and the declaration of effectiveness as a defense in an proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the Registration Statement, please do not hesitate to call me at 212-793-7392, or e-mail me at darmstadterh@citigroup.com.

Yours truly,

/s/ Howard Darmstadter

Howard Darmstadter
Senior Counsel -- Corporate Law